October 5, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Mr. James Peklenk

Ms. Rose Zukin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Phone: (202) 551-3661

Re:	Eastern Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Definitive Proxy Statement on Schedule 14A Filed April 5, 2012

File No. 001-32899

Ladies and Gentlemen:

We are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 24, 2012, related to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2011 of Eastern Insurance Holdings, Inc. (the “Company”) and the Company’s definitive Proxy Statement filed April 5, 2012.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

9. Statutory Financial Information, page 73

1.	Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future period reports:

•	Regarding your disclosures of statutory surplus, revise to clarify whether this is the same as statutory capital and surplus as required by ASC 944-505-50-1a.

•

For each of your insurance subsidiaries, disclose the amount of statutory capital and surplus and the amount necessary to satisfy regulatory requirements as of each balance sheet date presented as required by ASC 944-505-50-1a. and 1b. and the

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October 5, 2012

amount of statutory net income or loss for each period presented as required by Rule 7.03(a)(23)(c) of Regulation S-X, or revise to explain why you omitted these disclosures for Global Alliance, Employers Alliance, Eastern Re and Eastern Services. If you choose not to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements because the amount is not significant in relation to your statutory capital and surplus, revise your disclosure to clarify.

•	Disclose the amount of retained earnings restricted or free of restrictions for the payment of dividends to Eastern Insurance Holdings, Inc.’s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

•

Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(3)(ii) of Regulation S-X, or otherwise revise your disclosure to clarify how you meet the objective of this rule.

Response:

We have included a proposed revision to our Statutory Financial Information disclosure below, which will be included in the Company’s 2012 Form 10-K. In addition, our responses to the above comments are included below.

•	Regarding your disclosures of statutory surplus, revise to clarify whether this is the same as statutory capital and surplus as required by ASC 944-505-50-1a.

The current disclosure of statutory surplus is the same as statutory capital and surplus required by ASC 944-505-50-1a. See revised disclosure below which provides a more specific caption for statutory capital and surplus.

•

For each of your insurance subsidiaries, disclose the amount of statutory capital and surplus and the amount necessary to satisfy regulatory requirements as of each balance sheet date presented as required by ASC 944-505-50-1a. and 1b. and the amount of statutory net income or loss for each period presented as required by Rule 7.03(a)(23)(c) of Regulation S-X, or revise to explain why you omitted these disclosures for Global Alliance, Employers Alliance, Eastern Re and Eastern Services. If you choose not to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements because the amount is not significant in relation to your statutory capital and surplus, revise your disclosure to clarify.

See revised disclosure below. We have added disclosure which includes the minimum statutory capital and surplus amounts for each U.S. insurance subsidiary, which represents 200% of authorized control level risk-based capital, as defined by the National Association of Insurance Commissioners. Global Alliance, Employers Alliance and Eastern Services are non-insurance subsidiaries of EIHI and, therefore, are not subject to the requirements of Rule 7.03(a)(23)(c).

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Division of Corporation Finance

October 5, 2012

In addition, we have added a disclosure, which includes Eastern Re’s stockholder’s equity and net income (loss) for all periods presented.

•	Disclose the amount of retained earnings restricted or free of restrictions for the payment of dividends to Eastern Insurance Holdings, Inc.’s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

See revised disclosure below. There are currently no restrictions on retained earnings for the purpose of paying dividends to EIHI’s stockholders.

•

Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(ii) of Regulation S-X, or otherwise revise your disclosure to clarify how you meet the objective of this rule.

See revised disclosure, which provides the dividend restrictions, if any, of EIHI’s subsidiaries.

Proposed Disclosure:

9. Statutory Financial Information

The Company’s domestic insurance subsidiaries prepare statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the insurance department in the subsidiaries’ domiciliary state. The Pennsylvania Insurance Department and the Indiana Insurance Department require that insurance companies domiciled in their respective states prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures manual, subject to any deviations prescribed or permitted by the company’s domiciliary insurance commissioner (“SAP”).

Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company’s domestic insurance subsidiaries did not have any permitted practices as of or for the year ended December 31, 2011.

The principal differences between GAAP and SAP relate to the carrying value of fixed income securities, deferred acquisition costs, deferred income taxes, dividends payable, benefit plan liabilities, the non-admissibility of certain assets for SAP purposes, and the reporting of reserves for unpaid losses and loss adjustment expenses and the related reinsurance recoverables on a gross versus net basis.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

Financial Information

The statutory capital and surplus and statutory net income (loss) of Eastern Alliance, Allied Eastern, Eastern Advantage and Employers Security as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010, and 2009 were as follows (in thousands):

	Statutory Capital and Surplus as of December 31,		Net Income (Loss) for the Year Ended December 31,
	2011	2010	2011	2010	2009
Eastern Alliance	$52,893	$47,471	$8,805	$3,843	$4,428
Allied Eastern	$9,103	$8,397	$609	$(195)	$214
Eastern Advantage	$9,664	$8,551	$997	$249	$46
Employers Security	$12,361	$10,566	$1,287	$(231)	$2,826

Risk-Based Capital/Minimum Capital Requirements

Risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent risks of the insurer’s business. Insurers failing to meet adequate capital levels may be subject to insurance department scrutiny and ultimately rehabilitation or liquidation. Based on established standards, Eastern Alliance, Allied Eastern, Eastern Advantage, and Employers Security maintained statutory-basis capital and surplus in excess of minimum prescribed risk-based capital requirements as of December 31, 2011.

As of December 31, 2011 and 2010, the minimum statutory-basis capital and surplus required to be maintained by Eastern Alliance, Allied Eastern, Eastern Advantage and Employers Security were as follows (in thousands):

	Required Minimum Statutory Capital and Surplus as of December 31,
	2011	2010
Eastern Alliance	$9,372	$8,756
Allied Eastern	$2,049	$2,469
Eastern Advantage	$2,194	$1,788
Employers Security	$1,392	$1,053

Under Cayman Islands regulations, Eastern Re is required to maintain minimum capital of $120. Eastern Re was in compliance with the minimum capital requirements as of December 31, 2011.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

Eastern Re’s stockholder’s equity as of December 31, 2011 and 2010 and net income (loss) for the years ended December 31, 2011, 2010 and 2009 were as follows (in thousands):

	Stockholder’s Equity as of December 31,		Net Income (Loss) for the Year Ended December 31,
	2011	2010	2011	2010	2009
Eastern Re	$10,553	$9,577	$567	$(12,540)	$(305)

Dividend Restrictions

As of December 31, 2011, there were no restrictions on the payment of dividends to stockholders by EIHI. EIHI’s ability to declare and pay dividends will depend in part on dividends received from its insurance subsidiaries.

The ability of Eastern Alliance, Allied Eastern, Eastern Advantage, and Employers Security to pay dividends to EIHI is limited by the laws and regulations of Pennsylvania and Indiana. The maximum annual dividends that EIHI’s insurance subsidiaries may pay without the prior approval from the Pennsylvania Insurance Department and Indiana Insurance Department is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the most recently filed annual statement. The maximum dividend that may be paid by Eastern Alliance, Allied Eastern and Eastern Advantage in 2012, without prior approval from the Pennsylvania Insurance Department, is $8,805, $910 and $997, respectively. The maximum dividend that may be paid by Employers Security in 2012, without prior approval from the Indiana Insurance Department, is $1,287.

Eastern Re must receive approval from the Cayman Islands Monetary Authority before it can pay a dividend to EIHI.

As of December 31, 2011, there were no restrictions on the payment of dividends to EIHI by its non-insurance subsidiaries, Global Alliance, Employers Alliance or Eastern Services.

12. Reserves for Unpaid Losses and LAE, page 80

2.	Please provide us proposed disclosure to be included in future periodic reports that explains why the Company did not recognize any development on prior accident period workers’ compensation insurance reserves for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012.

Response:

The Company did not recognize development on prior accident period workers’ compensation insurance reserves for the noted periods because we did not change our

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October 5, 2012

best estimate of ultimate losses and loss expenses for the associated prior accident periods during the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012.

As described in our disclosures, each quarter we prepare updated estimates of ultimate losses and loss expenses using current information and a wide variety of actuarial methods. Based on the results of these methods and consideration of the maturity of the exposures, we determine if the recorded ultimate loss and loss expense estimates should be changed to reflect a notable shift in the underlying expectations. We typically make changes to ultimate loss and loss expense estimates if the estimates from the methods we use produce meaningfully different results, particularly on more mature years where we consider there to be less inherent volatility.

For the years ended December 31, 2010 and 2011, and for the six months ended June 30, 2012, the estimates of ultimate losses and loss expenses produced from our actuarial methods have been reasonably consistent from one reporting date to the next, and therefore we have not changed our best estimate of these amounts.

If, in future reporting periods, we do not change our best estimate of ultimate losses and, therefore, show no development on prior accident period reserves, we will include a statement similar to the following:

Proposed Disclosure:

For the quarter and nine months ended September 30, 2012, the estimates of ultimate losses and loss expenses for prior accident periods produced from our actuarial methods were reasonably consistent with the estimates we prepared as of June 30, 2012, and therefore we have not changed our best estimate of these amounts. Accordingly, the Company did not recognize any development on prior accident period workers compensation insurance reserves in the reporting periods.

Definitive Proxy Statement on Form DEF 14A

Compensation Discussion and Analysis, page 19

Management Annual Incentive Plan, page 22

3.	Please provide us with revised disclosure that discloses the following information for your Management Annual Incentive Plan:

The category designation of each of your NEOs;

The company threshold, target and optimum goals for net income, return on average equity and earnings per share for 2011;

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Division of Corporation Finance

October 5, 2012

A discussion of the company’s actual performance as compared to the above company goals and how the Committee determined to award the amounts in which it awarded to each respective NEO;

To the extent an individual goal for an NEO is material, a discussion of the individual goal and the individual’s performance against that goal; and

Revise the Grants of Plan Based Awards—2011 table on page 29 to reflect the threshold, target and optimum awards that are contained for each NEO in the table on page 23.

Response:

Set forth below is the proposed revision to the discussion of the Company’s Management Annual Incentive Plan in the Company’s Proxy Statement and a revised Grants of Plan Based Awards —2011 table including the possible awards for each NEO under such plan.

The goals established for each individual NEO in determining the portion of the award under the Management Incentive Plan based on that individual’s performance included multiple qualitative and quantitative goals. We attached no specific weighting or percentage to any single goal in determining each NEO’s award. Therefore, we determined that no single individual goal or the employee’s performance against that goal was material with respect to the NEOs’ compensation for 2011.

Proposed Disclosure:

Management Annual Incentive Plan

On August 19, 2010, our Board of Directors approved a Management Annual Incentive Plan (the “Management Incentive Plan”), which became effective on January 1, 2011. The Management Incentive Plan replaces the short-term incentive cash bonus plan that was approved by the Compensation/Human Resources Committee and our Board of Directors in 2007.

The purposes of the Management Incentive Plan are to (i) motivate and reward management for positive performance on an annual basis, (ii) provide a form of variable compensation to management which is directly linked to their individual and collective performance, and (iii) emphasize the growth and profitability of the Company.

Participation in the plan is recommended at the beginning of each plan year by the President and Chief Executive Officer and approved by the Compensation/Human Resources Committee and Board of Directors. To participate, an individual must be a regular employee of the Company in a senior management position and under the review of the Compensation/Human Resources Committee, unless otherwise approved by the Compensation/Human Resources Committee. The President and Chief Executive Officer’s participation is approved annually by the committee and subsequently by the Board of Directors.

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October 5, 2012

A participant’s eligibility ceases at termination of employment (other than retirement, death, or disability), and the executive will not receive any awards under the Management Incentive Plan for the year of termination. Termination as a result of retirement, death or disability with a minimum of six months of service during the year of occurrence will result in pro-rated awards under the Management Incentive Plan.

The Management Incentive Plan is based upon annual company financial performance factors, which may change from year to year, and each factor has quantifiable objectives consisting of threshold, target, and optimum goals. Additionally, a portion of each participant’s award is based on individual performance objectives, determined by management, subject to approval of the Compensation/Human Resources Committee, at the beginning of each year. Such individual performance factors are based on both qualitative and quantitative measures.

Awards under the Management Incentive Plan are calculated by comparing actual performance to the established performance factors at year-end. Company performance below threshold will result in no award under the Management Incentive Plan for the company portion of the award. Awards for individual performance may still be paid, with Compensation/Human Resources Committee approval, at a reduced level and according to each participant’s individual performance.

Once established, performance factors remain in place for the respective fiscal year. Participation, performance factors, thresholds, targets, and any other participation features are established each plan year and may change from year to year according to the strategic objectives of the Company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

For 2011, the Board established five categories of senior management employees based on their respective levels of responsibility. The company performance measures and the threshold, target and optimum amounts were the same for each category of employee. The percentage of base pay awarded as a result of achieving company performance measures and individual goals varied among categories as follows:

Category of Employee	Percentage of Potential Actual Award	Percentage of Base Pay
Category 1	Company Goal Award – 90%	Threshold – 12%
	Individual Goal Award – 10%	Target – 30%
Optimum – 42%

Category 2	Company Goal Award – 90%	Threshold – 9%
	Individual Goal Award – 10%	Target – 22%
Optimum – 36%

Category 3	Company Goal Award – 80%	Threshold – 4%
	Individual Goal Award – 20%	Target – 14%
Optimum – 22%

Category 4	Company Goal Award – 70%	Threshold – 3%
	Individual Goal Award – 30%	Target – 8%
Optimum – 12%

Category 5	Company Goal Award – 60%	Threshold – 2%
	Individual Goal Award – 40%	Target – 5%
Optimum – 7%

Michael L. Boguski was classified as a Category 1 employee, Kevin M. Shook was classified as a Category 2 employee, and Robert A. Gilpin and Suzanne M. Emmet were classified as Category 3 employees.

Separate threshold, target, and optimum goals were established for net income, return on average equity, and earnings per share achieved by the Company during 2011, with each accounting for a specified percentage of the total award based on meeting company performance goals. In addition, a specified percentage of the total award was based on the employee achieving objectives based on individual goals designed to advance the Company’s strategic plan, with performance measured against the number, timeliness and quality of goals achieved by the Company. Awards based on performance in excess of the optimum level are prorated, subject to certain limitations.

The threshold, target and optimum goals are set forth below. The Company’s actual net income was $7,354,000, its actual return on average equity was 5.87%, and its actual earnings per share were $0.93. Accordingly, the Company exceeded its net income measure at the optimum level, the return on average equity measure at the optimum level, and the earnings per share measure at the optimum level. The Compensation/Human Resources Committee determined the portion of the award of each employee participating in the Management Incentive Plan that was based on the Company’s performance against its goals by multiplying the employee’s base salary by the applicable percentages for that employee. As noted above, because the Company achieved each of its performance goals in excess of the optimum level, the Compensation/Human Resources Committee increased the portion of the awards based on those goals on a prorated basis.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

	Threshold	Target	Optimum
Net Income	$4,474,000	$5,592,000	$7,270,000

Return on Average Equity	3.28%	4.10%	5.33%

Earnings Per Share	$0.54	$0.68	$0.88

Individual goals for each of the employees participating in the Management Incentive Plan were based on that employee’s functional responsibilities within the Company and included numerous factors, both quantitative and qualitative in nature, designed to advance the Company’s strategic plan. As described above, for Mr. Boguski and Mr. Shook ten percent of their individual awards were based upon their performance in achieving those goals. For Mr. Gilpin and Ms Emmet, twenty percent of their individual awards were based on their performance in achieving the individual goals established for them. Based on evaluations of the participating employee’s achievements during the year in satisfying the individual goals assigned to that employee, the Compensation/Human Resources Committee determined whether the employee’s achievements met the minimum performance level or the expected performance level or whether such achievements exceeded the expected performance by such employee.

Based on these factors and individual goal awards, we approved the following bonuses: $199,338 for Mr. Boguski; $135,974 for Mr. Shook; $62,675 for Mr. Gilpin; and $58,173 for Ms. Emmet. Also, we approved a discretionary bonus of $50,000 for Mr. Eckert.

Grants of Plan Based Awards - 2011

Name	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards:	All Other Option Awards:	Exercise or Base	Grant Date Fair
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of Shares of Stock or Units(#)	Number of Securities Underlying Options(#)	Price of Option Awards ($/sh)	Value of Stock and Option Awards

Bruce M. Eckert[1]	—	—	—	—	—	—	—	—	—	—	—

Michael L. Boguski	—	0	134,013	215,233	—	—	—	—	—	$	$

Kevin M. Shook	—	0	79,713	153,048	—	—	—	—	—	$	$

Robert A. Gilpin	—	0	38,700	68,800	—	—	—	—	—	$	$

Suzanne M. Emmet	—	0	36,450	64,800	—	—	—	—	—	$	$

[1]	Mr. Eckert did not participate in the Company’s Management Annual Incentive Plan in 2011.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

*********************

In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (717) 735-1660.

Very truly yours,

Eastern Insurance Holdings, Inc.

/s/ Kevin M. Shook
Kevin M. Shook
Executive Vice President, Treasurer and Chief Financial Officer